SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                          Three year period ending 2002
                      FORM U-12(I)-B (THREE-YEAR STATEMENT)

   Statement Pursuant to Section 12(i) of Public Utility Holding Company Act of 1935 by a Person Regularly Employed or Retained by a Registered Holding Company or a Subsidiary Thereof and Whose Employment Contemplates Only Routine Expenses as Specified in Rule 71(b)

         1. Name and business address of person filing statement:

                  Jerry L. Stewart
                  Southern Company Generation/Alabama Power Company 18N-8171 APC Corporate Headquarters
                  P. O. Box 2641
                  Birmingham, AL 35291-8171

         2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

                  None

         3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

                  Alabama Power Company, Southern Company and all its subsidiaries

         4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

                  Senior Vice President
                  Southern Company Generation/Alabama Power Company
o        Oversight for Fossil/Hydro plants owned by Alabama Power Company


         5. (a) Compensation received during the prior reporting period and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3. (Use column (a) as supplemental statement only.)

                  Salary or other
                   Compensations
Name of      Received        To be                   Person or company from whom
recipient                   received                 received or to be received

               (a)            (b)
Jerry L.      $ N/A        to be included            Alabama Power Company
Stewart                    in supplemental
                           statement

           (b)    Basis for compensation if other than salary. None

          6. (To be answered in supplementary statement only.) Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

           (a) Total amount of routine expenses charged to client:  None

           (b) Itemized list of all other expenses:  None

Date:  January 26, 2000                     (Signed) /s/ Jerry L. Stewart